INVEST IN **OVENLY**

Beloved for our sweet-salty treats, we are expanding our successful bakery chain



oven.ly New York

Female Founder | Food & Beverage | Retail | Restaurant | Cafe & Food Truck

LEAD INVESTOR

Heather Millstone

From the very inception of Ovenly, I knew this was a team, concept and product I wanted to support. Over the years, they have proven that they have the fortitude to survive the unimaginable with creativity and purpose while never sacrificing the greater mission. Ovenly is more than a thriving neighborhood bakery; they have grown a loyal national customer base, and have demonstrated steady growth over the past decade, with a trajectory to continue that trend. It is a company that leads by example and proof that we should all put our money where our mouth is.

Invested $5,205 this round & $50,000 previously

Highlights

1. Rated "best bakery" in NYC many times over (NY Mag, TimeOut, Village Voice)
2. Massively successful retail with 15-30% EBTIDA per unit and millions in gross revenues
3. $3.5mm run rate, with plans to $11mm+ in three years and profitably (not guaranteed)
4. Decade+ of organic marketing, 65k+ social followers, 1000s of press features (NYT, CNN, Food52, etc)
5. Huge white space for quality, full-service retail in an industry with a $36 billion TAM
6. Low CapEx per unit with ROI in <12 months (not guaranteed)
7. 15% of round already reserved
8. Women-owned and -led

Our Team



Agatha Kulaga CEO & Co-Founder

I am incredibly proud, not only of building and running an internationally recognized bakery, but also for creating good jobs. 30% of our staff are formerly incarcerated or from at-risk zip codes and we pay full benefits and top-of-the-industry pay.

Neighborhood bakeries help to build community and bring joy to people on a daily basis through accessible, affordable, and creative products .



Erin Patinkin Board Member & Co-Founder

I'm most proud of the fact that, after several years as CEO, I could step back and continue to see Ovenly grow. To me, this signifies that Agatha and I built not only an award-winning business, but a sustainable one.



Jodi Rodriguez Retail & Operations Director

15+ years of experience in retail management, sales, and operations. Companies include Urban Outfitters and Alexis Bittar.



Emily Turner Finance Director

Experienced financial manager with expertise in food & beverage and hospitality. Specializing in financial planning and strategy, accounting, and human resources.



Kimberly McNally Marketing Director

15 years of experience in leading multi-channel Marketing strategy development and implementation. Previous companies include The Food Network, SAVEUR Magazine, and IPG Mediabrands.

Welcome to Ovenly!




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Investment Opportunity 2022


Ovenly is rated the best bakery in New York
And, lucky you, we're coming to your neighborhood soon.
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We have been named "best bakery in New York" many times over by the press and our fans.


Founded by women
Career changers Erin & Agatha start Ovenly as a wholesale bakery in 2010 focused on all-natural, sweet-salty treats.
By 2012, the pair opened their first bakeshop, and launched a full retail strategy. A few years later, they launched ecommerce.
Now, in 2022, the omni-channel company has 5 stores with one on the way in JFK and is ready for sweet-salty domination.
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Prior to Ovenly, Agatha and Erin worked in social work and social justice in low-income and at-risk communities. They bring that experience and learning into Ovenly every day. Agatha now operates the company as CEO while Erin is a board member.


On a mmmmission
to serve communities
Ovenly is a social impact company.
We bake up a sweeter world by crafting delicious treats and nurturing joyful moments for the people and neighborhoods we serve.
We practice radical responsibility and create good jobs for underserved people.
80% of our back-of-house staff live in at-risk zip codes and 20% have been involved with the justice system.
Values:
Delicious For All.
Joy.
Relationships.
Radical Responsibility.
Creativity.
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We have five bake shops in NYC: the West Village, Greenpoint, Park Slope, Williamsburg, and Cobble Hill, deliver locally, and ship nationwide.


Bringing the neighborhood bakery to you, no matter your zip code
Advantages
Best Product → Award-winning, all-natural, nostalgic baked goods.
Beloved Brand & Strong Community → Online community of 60,000+ strong and in-store customers return 3-5x per week.
Low-Cost Growth Model → Small bakeshops, small rents, small CapEx.
White Glove Service → True hospitality from a dedicated team.
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Organic Growth for 13 Years
36,000 email subscribers
65,000+ social media followers
47,000+ accounts reached monthly
1.2mm profile views on Google per quarter
Engagement rates that crush the average by 350%
Select Partnerships: Brooklyn Brewery, Boy Who Bakes, DiasporaCo, Erin Jeanne McDowell
Select Clients: Goldman Sachs, Resy, Everlane, American Express, Urban Outfitters
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Ovenly has been a viral sensation since we opened our doors in 13 years ago. We have invested under $100,000 in advertising, influencer, growth and marketing since we launched and have invested $0 in PR.


Thousands of Press Features & Mentions
"Best bakery in New York City"
-Time Out
"Best pastry in New York City"
-Eater
"Intriguingly savory-sweet"
- New York Times
"One of the coolest companies in America"
- Business Insider
"Most iconic cookie in New York"
- Thrillist
"Fiendishly beloved"
- New York Magazine
"Genius"
-Food52
CNBC
EATER
New York
GOOD MORNING AMERICA
THRILLIST
Forbes
HUFFPOST
BuzzFeed
Tasting Table
marie claire
VOGUE
FOOD52
bon appétit
TODAY
THE WALL STREET JOURNAL
FOOD&WINE
SAVEUR
The New York Times
npr
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Demand is growing for super premium bakery brands.
That's where Ovenly comes in.
We take advantage of market trends and Millennial buying habits for all-natural, ethically made, premium products.

	Ovenly	Tartine	Levain	Milk Bar	Sprinkles
Premium, all natural	+	+	+		+
Tasty gluten-free options	+	+			
Great vegan options	+	+			
Refined sugar free options	+				
Founded 100% by women	+		+	+	+
Social impact oriented	+				
Unique flavors	+	+	+	+	
E-commerce Cakes	+	+	+	+	

Baked goods have been enjoyed for Millenia, and that trend is not changing any time soon. Convenient, grab-and-go, quality treats, however, are what our Gen Z and Millennial customers want and what we give to them. Consumers are also moving away from alternative sweets are looking more for all-natural ingredients, exactly what we use in everything we bake.


Everyone Eats Baked Goods
• TAM: $36.3 billion (IRI)
• YOY growth 2019-2020: 4.9% (IRI)
• Demand growing for more comfort foods, with Gen Z and Gen X driving bakery purchases (IRI)
• Consumers of all income levels are driving more growth of premium and super-premium products (Grocery Dive)
• Baked goods and bakeries perform well in recessions as people look for comfort foods and small treats (Baking Business)
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We are vertically integrated, hub-and-spoke bakery chain, which means we manufacture and deliver our product to our stores and a select number of wholesale clients throughout New York City.




Where we sell
Bake Shops:
Our five front-facing retail stores are inviting and part of our fans' daily habits.
Ecommerce:
One of the few artisan bakeries that ship cakes nationwide. Our main metros are in NY, TX, IL, and CA.
Licensing:
Larger brands use us to validate and activate major retail. Our first JFK Terminal 5 location opens in 2023.


With few ingredients, we've done a lot
With ~$1mm of growth capital, we have opened 5 stores and maintained unit profitability.
Bake Shops
Average Ticket: $12
Average Visit: 3-5 times per week
Average Margin: 85%
4-Wall EBITDA: 14-31%
Top Sellers:
Brooklyn Blackout Cake
Vegan Salted Chocolate Chip Cookie
Gluten-Free Salted Peanut Butter Cookie
Ecommerce
Average Order Volume: $86
Returning Customer Rate: 40%
Average CAC: $12.38*
Average Margin: 62%
Top Sellers:
Brooklyn Blackout Cake
Cake of the Month Club
Chocolate Chip Cookie Pie
*$16.20 less than spent on average by our competitors according to Shopify!
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Besides baked goods, 40% of our in-store sales are coffee and specialty drinks. So not only is Ovenly folks' neighborhood bakery, it is their local coffee shop, too.


3-Year Financial Performance
2019-2022 Ecomm & Retail Performance
$3,000,000.00
$2,500,000.00
$2,000,000.00
$1,500,000.00
$1,000,000.00
$500,000.00
$-
2020
2021
2022P
Ecomm
Retail – Catering
2020
Ecommerce: $146,811 | Retail stores (4 stores): $1.48 million
2021
Ecommerce: $273,296 | Retail stores (5 stores): $1.75 million
2022 Projected
Ecommerce: $304,487 | Retail bakeshops (5 stores): $2.39 million
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Final 2022 numbers: $137,750 ecommerce; retail: 2.1mm

We spend, all in, $180,000 to build out our small footprint bake shops and achieve profitability typically within one year. Our average ROI is also 12 months or less. Our formula is simple: small spaces, small rents, cheap build outs to achieve maximum EBITDA and sales per square foot. With this investment, we hope to open two new stores which will provide us the right cash flows to self-fund our growth through 2025 (not guaranteed). At at that point, we plan on launching a much larger funding round for national expansion.


Near-Term Goals
Raising up to $600,000 for regional expansion, good jobs building, and deeper ecommerce sales.
NEW BAKE SHOPS
Four new in New York City
Two new in Washington DC
ECOMMERCE
Investment in performance, analytics & SEO
Bullish influencer marketing & partnerships
HIRING
COO - 6 General Managers
Top-tier digital marketing agency
PRODUCTION & EXPANSION
Hub-and-spoke commissaries
Co-manufacturer for ecommerce
Hire top tier real estate team for national expansion
3-Year Spend Breakdown
13%
5%
37%
45%
Bake Shop Start Up Costs
CapEx
Advertising/Marketing
G&A Staff/Hires
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> ***Forward looking projections cannot be guaranteed.***

The use of funds breakdown above does not include the 7.5% Wefunder intermediary fee.


3-Year Financial Projection


8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
OP PROFIT
EBITDA
$1.4MM
Retail Sales
Catering Sales
Ecommerce Sales
Wholesale Sales & Licensing
Other Income
2023
2024
2025

	2023	2024	2025
Retail Sales	2,906,573	5,221,905	7,511,175
Catering Sales	362,477	748,444	1,132,531
Ecommerce Sales	395,834	534,376	801,563
Wholesale Sales & Licensing	482,079	761,900	1,144,519
Other Income	420,100	454,810	486,853
Total Income	**$4,567,063**	**$7,721,435**	**$11,076,642**

> ***Forward looking projections cannot be guaranteed.***

Forward-looking projections and performance are not guaranteed.

EBITDA and profitability are key to our growth and financial strategies. Ad and marketing spend includes contractors and agencies.


The Team
Agatha Kulaga is cofounder, CEO and board member.
Leads Ovenly's retail, wholesale, and ecommerce growth on a local and national level, while promoting progressive business practices.
Named New York's most "badass" leaders in food by Zagat and as one of the Cherry Bombe 100.
Erin Patinkin is cofounder, former CEO and board member.
Serial entrepreneur, co-founder/former CEO of Seemore Meats & Veggies, founding partner of House of Kajaana and Sweet Deliverance, partner Seed + Mill, Fortunes Ice Cream.
Named a "world changing woman" by Conscious Company and as a "Cherry Bombe 100."
Jodi Rodriguez, Director of Retail Operations, 20+ years retail management experience including Alexis Bittar and Urban Outfitters.
Christine Guillen, Bakery General Operations, 15+ years hospitality and high-volume café experience.
Emily Turner, Director of Finance, 10+ years hospitality and retail finance experience.
Kim McNally, Director of Marketing, 13+ years brand & digital marketing experience, including Food Network, Saveur, IPG Media Brands
Michael Gilligan, Investor & Board Member, 30+ years private equity.
Joe DeLoss, Advisor, restaurant entrepreneur and good jobs expert.
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Future top- and mid-level hires include a chief operating officer, a sales manager, and a marketing associate.


What we are looking for
$600,000 financing to take us through a Series A or strategic exit to private equity.
Over $70,000 already committed.
$6mm pre-money valuation, preferred shares, but with a most-favored-nation clause.
Please contact agatha@oven.ly with questions.
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Forward-looking projections such as completing a strategic exit are not guaranteed.

Check out our perks for joining in the fun!


Thanks for being so sweet.
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